

March 4, 2013

Via Facsimile
Roger A. Leopard
President and Chief Executive Officer
CalciTech Ltd.
10 route de l'aeroport
1215 Geneva
Switzerland

> Re: **CalciTech Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed December 7, 2012**
> **File No. 0-20420**

Dear Mr. Leopard:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note disclosure that in 2011, you entered into any agreement with Mott MacDonald Ltd. for engineering design of a Synthetic Calcium Carbonate plant. We note from Mott MacDonald's website and recent business profiles and news articles that it has projects in Iran, Syria and Sudan. Iran, Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please tell us whether your plans to build plants or market your products involve these countries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance